Exhibit 99.5

Curaleaf Reports First Quarter 2022 Results

First Quarter 2022 Revenue of $313 Million, up 20% YoY

First Quarter 2022 Adjusted EBITDA(1) of $73 Million, up 16% YoY

First Quarter 2022 Cash Flow from Operations of $57.4 Million or 18% of Revenue

WAKEFIELD, Mass., May 9, 2022 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the first quarter ended March 31, 2022. All financial information is provided in U.S. dollars unless otherwise indicated.

First Quarter 2022 Financial Highlights (Unaudited)

($ thousands, except per share amounts)	Q1 2022	Q4 2021	% qoq Change	Q1 2021 (As Restated)	% yoy Change
Total Revenue	$313,074	$320,011	-2%	$260,320	20%
Gross profit before impact of biological assets	$154,870	$159,437	-3%	$128,467	21%
Gross profit on cannabis sales(1)(2)	$153,617	$158,809	-3%	$128,030	20%
Gross margin on cannabis sales(1)(2)	49.3%	49.7%		49.3%
Adjusted EBITDA(1)(2)	$72,945	$79,675	-8%	$62,625	16%
Net loss attributable to Curaleaf Holdings Inc.	$(19,985)	$(27,543)		$(14,818)
Net loss per share – basic and diluted	$(0.03)	$(0.04)		$(0.02)

(1)	Represents a Non-IFRS financial measure or Non-IFRS ratio without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers.
(2)	See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios. See the sections entitled “Gross Profit on Cannabis Sales” and “Adjusted EBITDA” below (pgs. 3-4) for reconciliations of Non-IFRS measures to the most directly comparable IFRS measures.

Earnings Call: Monday, May 9, 2022, at 5:00 P.M. ET

Conference ID # is 8760576

Replay ID # is 3727058

U.S. Callers: +1-888-317-6003	U.S. Replay: +1-877-344-7529
International Callers: +1-412-317-6061	International Replay (Toll): +1-412-317-0088
Canadian Callers: +1-866-284-3684	Canadian Replay: +1-855-669-9658

The teleconference will be rebroadcasted starting at 7:00 P.M. ET on May 9, 2022 and will end at 7:00 P.M. ET on May 16, 2022

Boris Jordan, Executive Chairman of Curaleaf, commented, “Our national footprint has always been a key advantage of our growth strategy, and despite a tough macro environment during the first quarter, Curaleaf continued to grow share in several important markets. We saw strong month-over-month growth beginning in March and heading into the second quarter, boosting confidence in our ability to hit full year revenue guidance of $1.4 billion - $1.5 billion. Given renewed optimism surrounding federal banking reform, a record breaking 4/20, the exciting launch last month of New Jersey adult-use sales, and the prospect of New York following suit, 2022 is shaping up to be another milestone year.”

Joe Bayern, Chief Executive Officer of Curaleaf, stated, “Our continued focus on research & development of innovative new products, commercialization, national distribution and brand building were cornerstones of the first quarter. From the launch of our proprietary ACE extraction system in Florida - which produces the purest live rosin product in the market - to new products launched in the last 12 months generating 17% of our revenues, our long-term focus on attracting new consumers with highly formulated products backed by science continues to drive growth. This advantage will help Curaleaf continue to expand Adjusted EBITDA margins.”

First Quarter Operating Highlights

•	Added 11 new retail dispensaries, closing the quarter with 128 total locations, and serviced over 2,200 wholesale partner accounts.

•	Completed the acquisition of Bloom Dispensaries, a vertically integrated, single state cannabis operator in Arizona, which added four retail dispensaries and two adjacent cultivation and processing facilities totaling approximately 63,500 sq. ft.

•	Launched a solventless Select Live Rosin product in Florida featuring an aromatic, pure cannabis flavor created through the Company's live harvesting, flash-freezing and proprietary extraction process.

Post First Quarter Operating Highlights

•	Commenced adult-use sales in New Jersey, an estimated $2.3 billion market by 2026 according to BDSA.

•	Signed a distribution agreement with WB Canna Co. & Wellness which will launch Curaleaf's Hemp and Select CBD product lines in the U.S. Virgin Islands, Puerto Rico, Aruba, Bermuda, Barbados, Cayman, Costa Rica, Guatemala, Jamaica, and Saint Maarten, as well as additional markets in Latin America.

•	Expanded Select’s CBD line with the launch of Select CBD Bites, available across the U.S. in-store and online. Select’s latest offering is infused with purified, broad-spectrum hemp to provide targeted wellness benefits featuring diverse cannabinoids without the psychoactive effects of THC.

•	Executed historic 4/20 with net revenue increasing 45% year-over-year.

Financial Results for the First Quarter Ended March 31, 2022

Revenue (Unaudited)

($ thousands)

	Q1 2022	Q4 2021	Q1 2021
Retail revenue	$226,109	$225,592	$187,677
Wholesale revenue	85,712	93,791	72,206
Management fee income	1,253	628	437
Total Revenue	$313,074	$320,011	$260,320

Number of retail stores	128	117	102
Wholesale accounts (1)	2,200	2,300	2,000

(1)	During the fourth quarter 2021 the Company ceased distribution operations in Oklahoma representing ~115 wholesale accounts.

Total revenue increased by 20% to $313 million during the first quarter of 2022, compared to $260 million in the first quarter of 2021. The Company’s year-over-year revenue growth primarily reflects continued organic growth driven by new retail store openings, the addition of new wholesale partner accounts, product launches, and the expansion of cultivation and production facilities.

Retail revenue increased by 21% to $226 million during the first quarter of 2022, compared to $188 million in the first quarter of 2021, representing 72% of total revenue. Growth in retail revenue was primarily due to strong organic growth across Curaleaf’s footprint and the opening of 26 new stores over the year, namely in Arizona, Florida, and Pennsylvania.

Wholesale revenue increased 19% to $86 million during the first quarter of 2022, compared to $72 million in the first quarter of 2021, representing 27% of total revenue. Growth in wholesale revenue was due to an over 10% year-over-year expansion in the number of wholesale accounts as well as additional capacity coming online in key markets.

Gross Profit on Cannabis Sales (Unaudited)

($ thousands)

	Q1 2022	Q4 2021	Q1 2021
Retail and wholesale revenue	$311,821	$319,383	$259,883
Cost of goods sold	158,204	160,574	131,853
Gross profit on cannabis sales (1)	$153,617	$158,809	$128,030
Gross margin on cannabis sales (1)	49.3%	49.7%	49.3%
Management fee income (2)	1,253	628	437
Gross profit before impact of biological assets	$154,870	$159,437	$128,467

(1)	Represents a non-IFRS measure or Non-IFRS ratio. See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios.
(2)	Management fee income is added to Gross Profit on Cannabis Sales to obtain Gross profit before impact of biological assets, the most comparable IFRS measure.

Gross profit on cannabis sales was $154 million for the first quarter of 2022, compared to $128 million in the first quarter of 2021. Gross profit margin reached 49.3%, equivalent to the first quarter of 2021.

Net Income / (Loss) (Unaudited)

($ thousands)

			Q1 2021
	Q1 2022	Q4 2021	(As Restated)
Total Revenue	$313,074	$320,011	$260,320
Gross profit	179,044	179,546	140,814
Income from operations	43,732	42,875	36,098
Total other expense, net	(22,347)	(32,649)	(20,208)
Income tax expense	(43,142)	(40,281)	(30,708)
Net loss	(21,757)	(30,055)	(14,818)
Less: Net loss attributable to non-controlling interest	(1,772)	(2,512)	—
Net loss attributable to Curaleaf Holdings, Inc.	$(19,985)	$(27,543)	$(14,818)

For the first quarter of 2022, net loss attributable to Curaleaf Holdings, Inc. was $20 million, compared to a net loss of $15 million in the first quarter of 2021. The net result was primarily impacted by approximately $12 million of higher income tax expense and $2 million of higher other expense, net, partially offset by a $8 million increase in operating income.

Adjusted EBITDA (Unaudited)

($ thousands)

			Q1 2021
	Q1 2022	Q4 2021	(As Restated)
Net loss	$(21,757)	$(30,055)	$(14,818)
Interest expense, net	23,790	22,626	20,623
Income tax expense	43,142	40,281	30,708
Depreciation and amortization (1)	41,157	37,507	27,761
Share-based compensation	5,093	9,175	4,907
Other (income) expense	(1,443)	10,023	(415)
Change in fair value of biological assets	(24,174)	(20,109)	(12,347)
Other add-backs (2)	7,137	10,227	6,206
Adjusted EBITDA (3)	$72,945	$79,675	$62,625
Adjusted EBITDA Margin (3)	23.4%	24.9%	24.1%

(1)	Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2)	Other add-backs primarily include acquisition related expenses including fair market value adjustments on inventory related to acquisitions, legal fees, accounting and professional fees.
(3)	Represents a non-IFRS measure or Non-IFRS ratio. See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios. The table above provides a reconciliation of Net Loss, the most comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

Adjusted EBITDA was $73 million for the first quarter of 2022, compared to $63 million for the first quarter of 2021. The year-over-year increase in adjusted EBITDA was primarily driven by solid revenue growth combined with operating leverage. The year-over-year decrease in Adjusted EBITDA margin reflects greater SG&A expenditures due to increased headcount in support of new store openings, higher levels of expenses related to research and development activities, and marketing in support of new product rollouts.

Balance Sheet and Cash Flow

As of March 31, 2022, the Company had $243 million of cash and $584 million of outstanding debt net of unamortized debt discounts.

During the first quarter of 2022, Curaleaf invested $30 million net in capital expenditures mostly attributable to cultivation, processing, and retail sites development activities.

Shares Outstanding

As of March 31, 2022 and December 31, 2021, the Company’s weighted average subordinate voting shares outstanding amounted to 708,897,273 and 707,450,310 shares, respectively.

As of March 31, 2022 and December 31, 2021, the Company’s issued and outstanding subordinate voting shares plus multiple voting shares amounted to 709,812,195 and 708,340,434 shares, respectively.

Other

As disclosed in the Company’s Consolidated Annual Financial Statements for the year ended December 31, 2021, the Company made an immaterial restatement to the initial purchase accounting for the Select acquisition. Adjustments have been made to the comparative period financial statements presented herein, which reflect a decrease in amortization expense, as applicable. The net impact of the adjustment on the Company’s Interim Consolidated Statements of Profits and Losses for the three months ended March 31, 2021, was a positive $2.4 million to Net loss attributable to Curaleaf Holdings, Inc.

Non-IFRS Financial and Performance Measures

Curaleaf reports its financial results in accordance with IFRS and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with IFRS. Curaleaf refers to certain Non-IFRS financial measures and ratios such as “Gross Profit on Cannabis Sales”, “Gross Margin on Cannabis Sales”, “Adjusted EBITDA”, and “Adjusted EBITDA Margin”. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. The Company defines “Gross Profit on Cannabis Sales” as retail and wholesale revenues less cost of goods sold. “Gross Margin on Cannabis Sales” is defined by Curaleaf as gross profit on cannabis sales divided by retail and wholesale revenues. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA Margin” is defined by Curaleaf as Adjusted EBITDA divided by total revenue. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables provided in this press release contained in the sections “Gross Profit on Cannabis Sales” and “Adjusted EBITDA” (pgs. 3-4) provide reconciliations of Non-IFRS measures to the most directly comparable IFRS measures.

Consolidated Statements of Financial Position

($ thousands)

	March 31,	December 31,
	2022	2021
		(Audited)
Assets
Current assets:
Cash	$242,598	$299,329
Accounts receivable	66,809	64,570
Inventory, net	433,414	391,195
Biological assets	89,918	78,600
Assets held for sale	98,240	80,583
Prepaid expenses and other current assets	44,534	35,667
Current portion of notes receivable	2,462	2,315
Total current assets	977,975	952,259
Deferred tax asset	2,675	2,593
Notes receivable	—	842
Property, plant and equipment, net	400,746	379,720
Right-of-use assets, net	307,944	285,111
Intangible assets, net	1,175,773	1,010,008
Goodwill	665,046	605,496
Investments	4,109	4,401
Prepaid acquisition consideration	—	—
Other assets	17,666	22,048
Total assets	$3,551,934	$3,262,478

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$69,880	$26,751
Accrued expenses	95,831	87,583
Income tax payable	182,945	140,019
Current portion of lease liability	22,079	19,279
Current portion of notes payable	1,989	1,966
Current contingent consideration liability	28,807	9,155
Liabilities held for sale	23,045	18,472
Other current liabilities	12,229	12,171
Total current liabilities	436,805	315,396
Deferred tax liability	342,612	299,333
Notes payable	581,975	434,123
Lease Liabilities	321,973	298,281
Non-controlling interest redemption liability	56,423	72,140
Contingent consideration liability	—	28,839
Other long term liability	6,608	5,876
Total liabilities	1,746,396	1,453,988

Shareholders’ equity:
Share capital	2,238,241	2,225,940
Treasury shares	(5,208)	(5,208)
Reserves	(166,140)	(162,085)
Accumulated other comprehensive income (deficit)	(10,341)	(9,996)
Accumulated deficit	(311,380)	(291,395)
Redeemable non-controlling interest	(56,423)	(72,140)
Total Curaleaf Holdings, Inc. shareholders' equity	1,688,749	1,685,116
Non-controlling interest	116,789	123,374
Total shareholders’ equity	1,805,538	1,808,490
Total liabilities and shareholders’ equity	$3,551,934	$3,262,478

Consolidated Statements of Profits and Losses (Unaudited)

($ thousands, except for share and per share amounts)

	Three Months Ended
	March 31,
	2022	2021
		(As Restated)
Revenue:
Retail and wholesale revenue	$311,821	$259,883
Management fee income	1,253	437
Total revenue	313,074	260,320
Cost of goods sold	158,204	131,853
Gross profit before impact of biological assets	154,870	128,467
Realized fair value amounts included in inventory sold	(105,178)	(68,914)
Unrealized fair value gain on growth of biological assets	129,352	81,261
Gross profit	179,044	140,814
Operating expenses:
Selling, general and administrative	99,760	80,090
Share-based compensation	5,093	4,907
Depreciation and amortization	30,459	19,719
Total operating expenses	135,312	104,716
Income (Loss) from operations	43,732	36,098
Other income (expense):
Interest income	59	88
Interest expense	(13,900)	(12,151)
Interest expense related to lease liabilities	(9,949)	(8,560)
Other income (expense)	1,443	415
Total other income (expense), net	(22,347)	(20,208)
Income before provision for income taxes	21,385	15,890
Income tax benefit (expense)	(43,142)	(30,708)
Net loss	(21,757)	(14,818)
Less: Net income (loss) attributable to non-controlling interest	(1,772)	—
Net loss attributable to Curaleaf Holdings, Inc.	$(19,985)	$(14,818)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.03)	$(0.02)
Weighted average common shares outstanding – basic and diluted	708,897,273	682,041,420

Consolidated Statements of Cash Flows (Unaudited)

($ thousands, except for share and per share amounts)

	Three Months Ended
	March 31,
	2022	2021
		(As Restated)
Cash flows from operating activities:
Net loss	$(21,757)	(14,818)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	40,841	27,761
Share-based compensation	5,093	4,907
Non-cash interest expense	12,510	9,655
Unrealized gain on changes in fair value of biological assets	(129,352)	(81,261)
Realized fair value amounts included in inventory sold	105,178	68,914
Impairment loss	248	—
(Gain)/loss on sale of property, plant and equipment and investment	(872)	13
Deferred taxes	9	(3,435)
Changes in operating assets and liabilities
Accounts receivable	318	(3,881)
Biological assets	12,060	12,439
Inventories	(40,487)	(41,095)
Prepaid expenses and other current assets	(9,105)	(15,862)
Other assets	3,581	5,990
Accounts payable	35,755	(296)
Income taxes payable	43,857	33,077
Accrued expenses	(430)	(8,091)
Net cash provided by (used in) operating activities	57,447	(5,983)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(29,954)	(31,425)
Cash acquired from acquisitions	18,867	—
Payments made on completion on acquisitions	(86,776)	—
Amounts advanced for notes receivable, net of payments received	1,269	(4)
Net cash used in investing activities	(96,594)	(31,429)
Cash flows from financing activities:
Cash received from financing agreement	—	49,930
Proceeds from sale leaseback	—	2,419
Debt issuance costs	—	(681)
Lease liability payments	(17,081)	(13,071)
Principal payments on notes payable	(100)	(2,332)
Exercise of stock options	463	1,627
Issuance of common shares, net of issuance costs	—	240,569
Net cash provided by financing activities	(16,718)	278,461
Net change in cash	(55,865)	241,049
Cash at beginning of period	299,329	73,542
Effect of exchange rate on cash	(866)	—
Cash at end of period	$242,598	$314,591

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 22 states with 131 dispensaries, 26 cultivation sites, and employs over 5,700 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

###

Contact Information

Investor Contact:

Curaleaf Holdings, Inc.

ir@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc. Tracy Brady, VP of Corporate Communications

media@curaleaf.com

Disclaimer

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: its outlook for and expected operating margins, capital allocation, free flow cash and other financial results; growth of its operations via expansion, for the effects of any transactions; expectations for the potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations regarding cultivation and manufacturing capacity; expectations regarding receipt of regulatory approvals; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; risks related to proprietary intellectual property and potential infringement by third-parties; the concentrated voting control of the Company’s Chairman and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Management, Discussion and Analysis for the fiscal year that ended December 31, 2021 (which has been filed on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/html) and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This news release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set second in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein. The financial information reported in this news release is based on unaudited management prepared financial statements for the quarter ended March 31, 2022. Accordingly, such financial information may be subject to change. Financial statements for the period will be released and filed under the Company’s profiles on SEDAR at www.sedar.com no later than May 16, 2022. All financial information contained in this news release is qualified in its entirety with reference to such unaudited financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s unaudited financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s unaudited financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.